

Mail Stop 3030

June 26, 2009

VIA U.S. Mail and Facsimile (574)372-1390

Jerry C. Young
Chief Financial Officer
3100 North Detroit Street, P.O. Box 137
Warsaw, Indiana 46581-0137

> **Re:** **Da-Lite Screen Company, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the fiscal quarter ended April 3, 2009**
> **File No. 333-116673**

Dear Mr. Young:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 26, 2008

Critical Accounting Policies Using Significant Estimates, page 21

Revenue Recognition, page 21

1.   Please tell us and disclose in future filings whether there are any post-shipment
        obligations with your sales such as installation, training or customer acceptance
        and how these are considered in your revenue recognition policy.

Goodwill, page 21

2.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please tell us and to the extent applicable,
        disclose the following in future filings:

        ·   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination;
        ·   Each of the valuation methodologies used to value goodwill (if multiple
                approaches are used), including sufficient information to enable a reader
                to understand how each of the methods differ, the assumed benefits of a
                valuation prepared under each method, and why management selected
                these methods as being the most meaningful for the company in preparing
                the goodwill impairment analyses;
        ·   How you weight each of the methods used including the basis for that
                weighting (if multiple approaches are used);
        ·   A quantitative and qualitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes;
        ·   If applicable, how the assumptions and methodologies used for valuing
                goodwill in the current year have changed since the prior year highlighting
                the impact of any changes.

Consolidated Financial Statements

Note 6. Goodwill, page 38

3.   We see that goodwill comprises approximately 32% of your assets at December
        26, 2008. We also note that revenues and net income continued to decline in the
        first quarter of 2009 due to decreases in volume, a slowdown in the economy,
        declining demand from the rental and staging markets and increased competition
        from imports and larger plasma screens. Please tell us how you considered these
        factors in determining whether goodwill was impaired at December 26, 2008. In
        addition, tell us whether these items are indicators of potential impairment that

would require you to perform a goodwill impairment analysis subsequent to December 26, 2008.

Item 9A. Controls and Procedures, page 41

4.   We note your disclosure that your principal executive and principal financial officers concluded that disclosure controls and procedures were "effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the defining language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

5.   We note your statement that "the disclosure controls and procedures are designed to only provide reasonable assurance of achieving the desired control objectives." Please revise future filings to state clearly, if true, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits 31.1 and 31.2

6.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

7.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendment, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

Form 10-Q for the fiscal quarter ended April 3, 2009

Exhibits 31.1 and 31.2

8.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

9.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendment, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

         As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief